[VOC Letterhead]
April 22, 2011
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VOC Energy Trust VOC Brazos Energy Partners, L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed April 13, 2011 File No. 333-171474
Ladies and Gentlemen:
     Set forth below are the responses of VOC Energy Trust, a Delaware statutory trust, and VOC Brazos Energy Partners, L.P., a Texas limited partnership (collectively, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2011, with respect to the Company’s Registration Statement on Form S-1, File No. 333-171474, initially filed with the Commission on December 30, 2010 (as amended, the “Registration Statement”), and Amendment No. 3 thereto (“Amendment No. 3”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references in each response to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Securities and Exchange Commission
April 22, 2011

Amendment No. 3 to Registration Statement on Form S-1
General
1. We remind you of prior comment 1 from our letter to you dated April 7, 2011. Once you provide updated disclosure and any omitted exhibits, we may have additional comments.
     Response:
     We acknowledge the Staff’s comment and have filed all omitted exhibits.
Prospectus Cover Page
2. We note the new language you added, namely “Joint Book-Running Managers.” Please remove this text from the front cover page.
     Response:
     We acknowledge the Staff’s comment and have removed “Joint Book-Running Managers” from the prospectus cover page.
* * * * *
The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.
The Company acknowledges the following in connection with responding to the Staff’s comments:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Securities and Exchange Commission
April 22, 2011

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, VOC BRAZOS ENERGY PARTNERS, L.P.
By:	Vess Texas Partners, LLC, its General Partner

By:	Vess Holding Corporation, its Manager

By:	/s/ J. MICHAEL VESS
	Name:	J. Michael Vess
	Title:	Designated Representative

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. W. Matthew Strock, Vinson & Elkins L.L.P. Joshua Davidson, Baker Botts L.L.P.